UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

SOC Telemed, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78472F101

(CUSIP Number)

Harsha G. Marti

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

With a copy to:

William Hughes, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS SOC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI Finance, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WP Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2020 (as amended and supplemented through the date of this Amendment, the “Schedule 13D”), and is being filed jointly on behalf of: (i) SOC Holdings LLC, a Delaware limited liability company (“SOC Holdings”), (ii) WPXI Finance, LP, a Delaware limited partnership (“WPXIF”), (iii) WPXI GP, L.P., a Delaware limited partnership (“WPXIF GP”), (iv) Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership (“WPXI”), (v) Warburg Pincus XI Partners, L.P., a Delaware limited partnership (“WPXI Partners”), (vi) Warburg Pincus XI, L.P., a Delaware limited partnership (“WP XI GP”), (vii) WP Global LLC, a Delaware limited liability company (“WP Global”), (viii) Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), (ix) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), (x) Warburg Pincus & Co. (“WP”), a New York general partnership and (xi) Warburg Pincus LLC, a New York limited liability company (“WP LLC”). This Amendment relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of SOC Telemed, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

As previously disclosed by the Issuer, on February 2, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spark Parent, Inc., a Delaware corporation (“Parent”), and Spark Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct, wholly owned subsidiary of Parent. On April 6, 2022, the transactions contemplated by the Merger Agreement, including the Merger, were consummated. At the effective time of the Merger, each share of Class A Common Stock directly held by SOC Holdings that was outstanding as of immediately prior to the effective time was cancelled and automatically converted into the right to receive an amount in cash equal to $3.00, without any interest thereon and subject to any applicable withholding taxes.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) and (b) As of the date hereof and as a result of the transactions described in Item 4 above, none of the Warburg Pincus Reporting Persons beneficially owns any Class A Common Stock or has any voting or dispositive power over any Class A Common Stock.

(c) Except as described in Item 4 above, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule I to the Schedule 13D, has effected any transaction in Class A Common Stock in the past 60 days.

(d) Not applicable.

(e) As of the date hereof and as a result of the transactions described in Item 4 above, each Warburg Pincus Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022	SOC HOLDINGS LLC

	By:	Warburg Pincus Private Equity XI, L.P., its managing member
	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WPXI FINANCE, LP

By:	WPXI GP, L.P., its managing general partner
By:	Warburg Pincus Private Equity XI, L.P., its general partner
By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WPXI GP, L.P.

By:	Warburg Pincus Private Equity XI, L.P., its general partner
By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS XI PARTNERS, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WP GLOBAL LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PARTNERS II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Harsha G. Marti
Name:	Harsha G. Marti
Title:	Managing Director